VIA EDGAR
October 30, 2008
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Angela J. Crane, Branch Chief
Re:	Molex Incorporated (File No. 000-07491) Form 8-K Filed August 5, 2008
Ladies and Gentlemen:
     This letter sets forth the responses of Molex Incorporated to the comments on the above-referenced filing provided by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated October 21, 2008. The Staff’s comments are restated below in bold, italicized type, and are followed by our responses.
     Staff Comment: We note you present your non-GAAP measures and reconciliation in the form of adjusted statement of income. This format may be confusing to investors as it also reflects several non-GAAP measures, including non-GAAP income before income taxes, non-GAAP income taxes, and non-GAAP basic net income per share, which have not been described to investors. In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including an explanation why you believe the measures provide useful information to investors.
     Company Response: We have no intention of presenting non-GAAP measures and reconciliations in the form of an adjusted statement of income in future earnings releases. In addition, to the extent that we present non-GAAP measures in any form, we will ensure that such measures are those measures used by management, are appropriately described and that all required and related disclosures are also included.
* * * *

Securities and Exchange Commission
October 30, 2008

In connection with this response, the Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
           Thank you for your prompt attention to this letter responding to the Staff’s comment letter. If you would like additional information, please contact the undersigned at (630) 527-4666.

Very truly yours,
By:
David D. Johnson
Executive Vice President, Treasurer & Chief Financial Officer